SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

RIGHT MANAGEMENT CONSULTANTS, INC.
(Name of Subject Company Issuer)

HOOSIER ACQUISITION CORP.,
a wholly owned subsidiary of Manpower Inc.

MANPOWER INC.
(Name of Filing Persons - Offeror)

COMMON STOCK
PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

56418H 10 0
(CUSIP Number of Class of Securities)

Michael J. Van Handel
Manpower Inc.
5301 North Ironwood Road
Milwaukee, Wisconsin 53217
(414) 961-1000
(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Person)

Copies to:

Kenneth C. Hunt	Barry M. Abelson
Godfrey & Kahn, S.C.	Pepper Hamilton LLP
780 North Water Street	3000 Two Logan Square
Milwaukee, Wisconsin 53202	Eighteenth and Arch Streets
(414) 273-3500	Philadelphia, Pennsylvania 19103-2799
(215) 981-4282

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.
☐ Issuer tender offer subject to Rule 13e-41.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed on December 19, 2003 by Manpower Inc., a Wisconsin corporation (Manpower), and Hoosier Acquisition Corp., a Pennsylvania corporation and wholly owned subsidiary of Manpower ("Purchaser"), relating to the commencement of an offer by Manpower, through Purchaser, to exchange outstanding shares of common stock, par value $0.01 per share, of Right Management Consultants, Inc., a Pennsylvania corporation ("Right"), for shares of common stock, par value $0.01 per share, of Manpower ("Manpower Common Stock"), based on the exchange rate described in the Prospectus referenced below (the "Offer").

        Manpower has filed a registration statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission relating to the shares of Manpower Common Stock to be issued to shareholders of Right in the Offer and the subsequent merger (the "Merger") of Purchaser into Right. The terms and conditions of the Offer and the Merger (as may from time to time be amended, supplemented or finalized) are described in the Prospectus which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal (the "Letter of Transmittal"), which were annexed to the Schedule TO as Exhibits (a)(1) and (a)(2) thereto, respectively. On January 8, 2004, Manpower filed Amendment No. 1 to the Registration Statement, which is attached hereto as Exhibit (a)(1)(i). This Amendment No. 1 also amends and supplements the Letter of Transmittal, which is deemed amended and supplemented by reference to this Amendment No. 1.

        All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other amendment thereto related to the Offer hereafter filed with the Securities and Exchange Commission by Manpower and Purchaser, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.

ITEMS 1 THROUGH 11.

        The Letter of Transmittal is amended as follows:

        (1) the sentence "The undersigned represents and warrants that the undersigned has read and agrees to all the terms and conditions of the Offer" is hereby deleted from the second full paragraph on page 5;

        (2) the first sentence of the third full paragraph on page 5 is hereby amended to read as follows: "The valid tender of shares of Right Common Stock pursuant to any one of the procedures described under 'The Transaction-Procedure for Tendering' in the Prospectus and in the Instructions hereto will constitute a binding agreement between the undersigned and Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms or conditions of any such extension or amendment).";

        (3) the second sentence of the section entitled "Instructions-4. Partial Tenders" is hereby amended to read as follows: "In any such case, new certificate(s) for the remainder of the shares of Right Common Stock that were evidenced by the old certificates will be sent to the registered holder, unless otherwise provided in the appropriate box on this Letter of Transmittal, promptly after the Expiration Date or the termination of the Offer."; and

        (4) the section entitled "Instructions-9. Waiver of Conditions," is hereby amended to read as follows: "Purchaser reserves the absolute right in its sole discretion (subject to terms of the Merger Agreement) to waive any of the specified conditions of the Offer (other than the minimum tender condition, the condition regarding expiration or termination of the applicable waiting period under the U.S. antitrust laws, the conditions relating to the effectiveness of the registration statement for the shares of Manpower Common Stock to be issued in the Offer and the listing of shares of Manpower Common Stock on The New York Stock Exchange and the tax opinion conditions), in whole or in part, provided that all conditions to the Offer must be satisfied or waived prior to the expiration of the Offer."

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)

Prospectus relating to shares of Manpower Common Stock to be issued in the Offer and the Merger (incorporated by reference to Amendment No. 1 to Manpower's Registration Statement on Form
S-4 filed on January 8, 2004, File No. 333-111337).

(a)(2)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Manpower's Registration Statement on Form S-4 filed on January 8, 2004, File No. 333-111337).

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2004.
MANPOWER INC.	HOOSIER ACQUISITION CORP.

By: /s/ Michael J. Van Handel	By: /s/ Michael J. Van Handel
Name: Michael J. Van Handel	Name: Michael J. Van Handel
Title: Executive Vice President and Chief Financial Officer	Title: Executive Vice President and Chief Financial Officer

EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)

Prospectus relating to shares of Manpower Common Stock to be issued in the Offer and the Merger (incorporated by reference to Amendment No. 1 to Manpower's Registration Statement on Form
S-4 filed on January 8, 2004, File No. 333-111337).

(a)(2)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Manpower's Registration Statement on Form S-4 filed on January 8, 2004, File No. 333-111337).